[On Chapman and Cutler LLP Letterhead]

June 13, 2012

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II
File Nos. 811-08333 and 333-33607

Dear Mr. Brown:

This letter responds to your comments given during a phone conversation regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 27, 2012, which relates to two new series of the Trust, Nuveen Santa Barbara Global Dividend Growth Fund and Nuveen Santa Barbara International Dividend Growth Fund (collectively, the “Funds” and individually, (a “Fund”).

PROSPECTUS

COMMENT 1 - FUND SUMMARY - ANNUAL FUND OPERATING EXPENSES AND EXAMPLE

Please note that the expiration date of any fee waiver included in the Annual Fund Operating Expenses table must be at least one year from the date of the prospectus. Also, please calculate the expenses in the example assuming that the fee waiver contracts will not be renewed.

RESPONSE TO COMMENT 1

Nuveen Fund Advisors has agreed to waive fees and/or reimburse expenses so that total annual fund operating expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) for the Funds do not exceed 1.20% through November 30, 2014, which is over a year from the date of the prospectus. This is disclosed in the prospectuses under “How We Manage Your Money - Who Manages the Fund - Management Fees.” Because the annual fund operating expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) is below the 1.20% threshold, the footnote was deleted from the Annual Fund Operating Expenses table and the expense example was calculated assuming that the Fund’s operating expenses remain the same.

COMMENT 2 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

Please revise the “Principal Investment Strategies” section of the prospectuses to reflect the “Mid-Cap Stock Risk” and “Preferred Security Risk” included in the “Principal Risks” section. Also, the 80% test in the principal investment strategies should be based on net assets, plus the amount of any borrowings for investment purposes.

RESPONSE TO COMMENT 2

The “Principal Investment Strategies” section has been revised for Nuveen Santa Barbara Global Dividend Growth Fund to state:

“Under normal market conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in dividend-paying equity securities, which include preferred securities. Under normal market conditions, the Fund invests between 40% and 75% of its net assets in non-U.S. securities. Although the Fund will concentrate its investments in developed markets, it may invest up to 10% of its net assets in companies located in emerging market countries. The Fund may invest in small-, mid- and large-cap companies.”

The “Principal Investment Strategies” section has been revised for Nuveen Santa Barbara International Dividend Growth Fund to state:

“Under normal market conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in dividend-paying equity securities, which include preferred securities. Under normal market conditions, the Fund invests at least 80% of its net assets in non-U.S. securities. Although the Fund will concentrate its investments in developed markets, it may invest up to 10% of its net assets in companies located in emerging market countries. The Fund may invest in small-, mid- and large-cap companies.”

COMMENT 3 - MORE ABOUT OUR INVESTMENT STRATEGIES

Consider modifying the disclosure regarding “Non-U.S. Investments,” specifically regarding the following criteria: “(i) it is incorporated under non-U.S. laws and domiciled outside of the United States;….or (iv) the primary trading market for its securities is located outside of the United States.” It is recommended that these criteria have an economic test related to them. Also, please confirm that the Fund will be investing in the securities of at least three different non-U.S. countries.

RESPONSE TO COMMENT 3

The criteria has not been modified in order to be consistent with the disclosure of “Non-U.S. Investments” for other funds in the Trust, such as Nuveen Santa Barbara Dividend Growth Fund, Nuveen Santa Barbara Global Growth Fund, Nuveen Santa Barbara Growth Fund and Nuveen Santa Barbara International Growth Fund. The Funds will each be investing in the securities of at least three different non-U.S. countries.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 4 - INVESTMENT RESTRICTIONS

In the “Investment Restrictions” section of the Statement of Additional Information (“SAI”), for those investment restrictions that reference the limitations of the Investment Company Act of 1940, (the “1940 Act”) summarize the restrictions of the 1940 Act and any applicable exemptive relief. Also disclose if the Funds have applied for any exemptive orders, and disclose that any exemptive orders applied for are not guaranteed to be granted.

RESPONSE TO COMMENT 4

The SAIs have been revised to reflect this comment by adding the following disclosure:

“For purposes of applying the limitation set forth in numbers 2 and 7 above, under the 1940 Act as currently in effect, the Fund is not permitted to issue senior securities, except that the Fund may borrow from any bank if immediately after such borrowing the value of the Fund’s total assets is at least 300% of the principal amount of all of the Fund’s borrowings (i.e., the principal amount of the borrowings may not exceed 33 1/3% of the Fund’s total assets). In the event that such asset coverage shall at any time fall below 300% the Fund shall, within three days thereafter (not including Sundays and holidays) reduce the amount of its borrowings to an extent that the asset coverage of such borrowing shall be at least 300%.

For purposes of applying the limitation set forth in number 4 above, there are no limitations with respect to unsecured loans made by the Fund to an unaffiliated party. However, when the Fund loans its portfolio securities, the obligation on the part of the Fund to return collateral upon termination of the loan could be deemed to involve the issuance of a senior security within the meaning of Section 18(f) of the 1940 Act. In order to avoid violation of Section 18(f), the Fund may not make a loan of portfolio securities if, as a result, more than one-third of its total asset value (at market value computed at the time of making a loan) would be on loan.”

Additionally, the Funds have not applied for any applicable exemptive orders.

COMMENT 5 - MANAGEMENT TABLE

In the Management Table in the SAI, under the heading “Other Directorships Held by Trustee During Past Five Years,” please change “N/A” to “None.”

RESPONSE TO COMMENT 5

The SAI has been revised in accordance with this comment.

COMMENT 6 - CODES OF ETHICS

In the “Codes of Ethics” section of the SAI, please disclose whether the codes of ethics allow people subject to such code of ethics to engage in personal securities transactions.

RESPONSE TO COMMENT 6

The “Codes of Ethics” section of the SAIs has been revised to state:

“The Fund, the Adviser, SBAM and the Distributor have adopted codes of ethics pursuant to Rule 17j-1 under the 1940 Act and with respect to the Adviser and SBAM, Rule 204A-1 under the Investment Advisers Acts of 1940, as amended, addressing personal securities transactions and other conduct by investment personnel and access persons who may have access to information about the Fund’s securities transactions. The codes are intended to address potential conflicts of interest that can arise in connection with personal trading activities of such persons. Persons subject to the codes are generally permitted to engage in personal securities transactions, including investing in securities eligible for investment by the Fund, subject to certain prohibitions, which may include prohibitions on investing in certain types of securities, pre-clearance requirements, blackout periods, annual and quarterly reporting of personal securities holdings and limitations on personal trading of initial public offerings. Violations of the codes are subject to review by the Board of Trustees and could result in severe penalties.”

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren